December 16, 2013

By EDGAR submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Mr. Terence O’Brien, Accounting Branch Chief

Re:     Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 9, 2013
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Filed November 12, 2013
Response dated November 22, 2013
File No. 0-22446

Dear Mr. O’Brien:

This letter is being respectfully submitted by Deckers Outdoor Corporation (the “Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K and Quarterly Reports on Form 10-Q contained in the letter dated December 2, 2013 (the “Letter”).

The Company’s responses are keyed to the numbered paragraphs that correspond to the comments made by the Staff in the Letter. Each response is preceded by a reproduction of the applicable Staff comment.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 14
Results of Operations, page 18

1. We note your response to comment 10 in our letter dated November 7, 2013. It remains unclear how you determined that the discussion and analysis you provided for the UGG brand wholesale’s operating loss and the Sanuk brand wholesale’s operating income on page 21 explains to investors why the UGG brand wholesale recognized a loss in the current quarter versus the income recognized in the prior year’s quarter and why the Sanuk brand wholesale operating income margin increased from 10% in the 2012 period to 23.4% in the 2013 period. For the UGG brand wholesale segment, a decline in net sales alone does not explain why an operating loss would be recognized, unless the decline in net sales was so great that the sales did not cover the costs to manufacture and to sell the products, which is not disclosed. Further, a decrease in gross margin of 3.8% would not explain the recognition of an operating loss, unless the gross margin from the comparable period was less than 3.8%, which is not disclosed. Finally, a decrease in marketing expenses of $2 million would not contribute to the recognition of an operating loss compared to operating income in the comparative period. If you exclude the decrease in the change in fair value of contingent consideration and the increase in selling and marketing expense, the Sanuk brand wholesale operating income margin for the three months ended June 30, 2013, decreases to 16.2% from 23.4%. The remainder of the analysis provided attributes the increase in operating income to net sales; however, you do not indicate that the increase in net sales had an increase in gross profit margin. As such, we continue to request that you confirm you will ensure your discussion and analysis provided in future filings fully explains your operating results at the consolidated and segment levels.

The Company’s Response:
In future filings, the Company confirms that its discussion and analysis will fully explain to the extent material, its operating results at the consolidated and segment levels.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 19

2. We note that you have recognized $10 million of additional compensation expense related to stock units that contain performance targets, as management believes the threshold performance objectives for certain awards is probable. Please expand your disclosure in future filings to clarify what the performance targets are and why management believes these targets are probable. In this regard, we note that revenues for the nine months ended

September 30, 2013, have increased 2.9%, gross margins increased slightly to 43.9% from 43.4%, and operating income declined 85.0%. Without further disclosure, investors may not understand the operating results as seen through the eyes of management. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please provide us with the disclosure you would have included in your third quarter of fiscal year 2013 Form 10-Q in response to this comment. Please also provide us with the specific reference to the disclosures you included in the Definitive Proxy Statement on Schedule 14A filed on March 28, 2013, that supports the $10 million of additional compensation expense recognized to allow us to better understand the draft disclosures. Please refer to Item 402 of Regulation S-K for guidance.

The Company’s Response:
The Company respectfully advises the Staff that its performance-based compensation includes both cash compensation, paid in the form of bonuses, as well as stock units. In future filings, the Company will expand its disclosures to clarify what the performance targets are based on and why management believes these targets are probable of achievement.

Below are the disclosures the Company would have included in its third quarter of fiscal year 2013 Form 10-Q in response to this comment:

“Selling, General and Administrative (SG&A) Expenses. The change in SG&A expenses was primarily due to:

•	increased retail costs of approximately $33,000, largely related to 37 new retail stores that were not open as of September 30, 2012 and related corporate infrastructure;

•	increased recognition of performance-based compensation of approximately $10,000 (see further details below);

•	increased expenses of approximately $7,000 for the Hoka brand which we acquired on September 27, 2012;

•	increased expenses of approximately $5,000 related to the impact of foreign currency rate fluctuations; partially offset by

•
decreased expense related to the fair value of the Sanuk contingent consideration liability of approximately $6,000 due primarily to increases made during the nine months ended September 30, 2012 to the brand's forecast of sales and gross profit through 2015.

Performance-Based Compensation
Performance-based compensation recognition increased by approximately $10,000. For performance-based compensation, in accordance with applicable accounting guidance, we begin to recognize the expense when it is deemed probable that the performance-based goal will be met. We evaluate the probability of achieving performance-based goals on a quarterly basis. Performance-based cash compensation paid in the form of bonuses are achieved based on a combination of annual earnings before interest, taxes, depreciation and amortization

(EBITDA) targets and individual financial and non-financial performance goals tailored to the applicable employee’s role. Performance-based equity compensation is based on annual EPS targets for annual nonvested stock unit (NSU) awards and long range sales and EPS targets for long term incentive plan (LTIP) awards.

As a result of our current annual and long range forecasts, we believe that the achievement of at least the threshold performance objective of certain awards is probable and have recognized the expense accordingly. In contrast, as of September 30, 2012, we did not believe that the achievement of at least the threshold performance objective of certain awards was probable and did not recognize expense for those awards. Recognized amounts do not, however, represent cash payments or proceeds actually received and the actual values realized may be materially different from these amounts depending upon the full fiscal year results and upon the sale of the underlying shares associated with performance-based equity compensation.”

Our discussion below would not have been included in our third quarter of fiscal year 2013 Form 10-Q but is provided here in response to the Staff's request above:

Please see the Compensation Discussion and Analysis section beginning on page 27 of the Company’s Definitive Proxy Statement on Schedule 14A filed on March 28, 2013 (the “Proxy Statement”) for all compensation disclosures. For detailed disclosures of cash compensation based on 2012 performance, please see the Annual Cash Incentive Plan Compensation section beginning on page 35 and, specifically, the Non-Equity Incentive Plan Comp column included in the Summary Compensation Table on page 47. As discussed in the Proxy Statement, the Company did not make payments under the 2012 Annual Cash Incentive Plan with respect to Company performance goals in 2012 due to Company EBITDA thresholds not being met, but did make certain payments with respect to individual goals.

Please find below certain specific references to the disclosures regarding cash and equity performance-based compensation based on the Company's 2012 performance that were included in the Proxy Statement:

Executive Summary, We Pay for Performance (page 28-29)
Our executive compensation program is designed to pay for performance. Our fiscal 2012 financial performance, along with the individual performance of our executive officers, served as key factors in determining compensation for 2012, including as follows:

•
Annual cash incentive plan awards are based on achievement with respect to a combination of earnings before interest, taxes, depreciation and amortization (EBITDA) targets, and individual financial and non-financial performance goals tailored to each executive’s role. Examples of these individual performance goals include targeted performance with respect to annual net sales, inventory turn, operating expenses, as well as achievement of qualitative strategic goals.

•
Despite record revenue results, because certain financial goals were not achieved in 2012, we did not make payments under our 2012 Annual Cash Incentive Plan with respect to Company performance goals. However, due to the achievement of important strategic goals, we made payments under our 2012 Annual Cash Incentive Plan with respect to individual goals.

•	Annual equity incentive plan awards are based on one-year diluted earnings per share targets.

•	Because certain financial goals were not achieved in 2012, the 2012 Annual Equity Awards were not earned.

•	Long-term equity awards are based on annual revenue and diluted earnings per share targets over a four-year period and are designed to reward the achievement of exceptional performance.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance. You may contact me or David Lafitte, General Counsel, at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:	Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation

cc:	David Lafitte
General Counsel
Deckers Outdoor Corporation